SUPERIOR INDUSTRIES INTERNATIONAL, INC.

7800 Woodley Avenue

Van Nuys, California 91406

July 1, 2014

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Superior Industries International, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 6, 2014, as amended on June 23, 2014
File No. 001-14157

Dear Ms. Duru:

Superior Industries International, Inc., a California corporation (the “Company”), is filing herewith Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) primarily to (1) remove the shareholder proposal (previous Proposal No. 4) as it was withdrawn by the shareholder on June 27, 2014, and (2) insert information related to the record date. Please note that we currently intend to mail the definitive proxy statement on or about July 7, 2014.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (818) 781-4973.

Sincerely,

/s/ Paula Winner Barnett

Paula Winner Barnett